NEWS RELEASE

Endeavour Closes $5 Million Over-Subscription To Previous Special
Warrant Financing

July 26, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that it has now closed an additional CA$5 million over-subscription to the $23 million Special Warrant financing previously closed in April 2006.

An additional 1,112,000 special warrants were placed by Salman Partners Inc., the lead agent for this offering, at CA$4.50 each for gross proceeds of CA$5,004,000 to Endeavour. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrants of Endeavour. Each full share purchase warrant will be exercisable to acquire one common share of the Company at CA$5.25 per share up to and including October 24, 2007. The shares and share purchase warrants are listed for trading on the TSX pending the expiry of the four-month hold period on November 27, 2006. On closing of the over-subscription, the Agents received a 6% cash commission totaling CA$300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at CA$5.25 per share up to and including October 24, 2007. The additional CA$4.7 million in net proceeds has been added to Endeavour’s working capital, which now stands at CA$42million.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, resources and projects in Mexico. The expansion program now underway at the high-grade Guanacevi Mines Project in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD